615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 • Fax # 516-683-8344 • www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

June 14, 2010

VIA EDGAR

Sharon M. Blume

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 001-31565

Dear Ms. Blume:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing in response to the Staff’s letter, dated May 21, 2010, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K Report”) and Form 10-Q for Fiscal Quarter Ended March 31, 2010 (the “Form 10-Q Report”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Form 10-K, for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 44

1.	We note in your disclosure on page 45 that during the current fiscal year for your general reserve you changed your historic loss factor evaluation period to the last three years and the current period. Please tell us and include in future filings the following:

•	The financial statement impact of this change on your allowance and provision for loan losses in addition to the period this change occurred; and

•	Compare and contrast the new evaluation period to your previous historical loss period.

United States Securities and Exchange Commission

June 14, 2010

During the 2009 fiscal year we did not change the historical loss factor evaluation period; however, we expanded the discussion to add disclosure that the time period we consider in measuring historical loss experience is the last three years and the current period. This additional disclosure was provided in order to give readers of the financial statements more information related to how the allowance for loss losses is determined.

Since there was no change in how we determine the historical loss factor, there was no financial statement impact and no relevant disclosure for future filings. If we change the historical loss factor evaluation period, we will include appropriate disclosure in future filings.

Non-covered Loans, page 49

2.	We note your multi-family loans include an option for a fixed rate in years six through ten and that in January 2009 you changed the terms of the option to tie the rate to the fixed advance rate of the FHLB New York plus a spread. We also note that contrary to your historical experience, certain borrowers took the fixed rate option during the year. Please revise your future filings to discuss the reason(s) for the change, the dollar amount of loans affected by the change, and the expected impact on net interest income.

In future filings we will more fully discuss the reason for the change in the terms of the option period, the dollar amount of loans affected by this change, and the expected impact on net interest income, if any.

Loan Maturity Repricing Analysis, page 56

3.	Please revise your maturity and repricing tables in future filings to separately quantify the relevant information for covered and non-covered loans.

In future filings we will present maturity and repricing tables that separately quantify the relevant information for covered and non-covered loans.

Asset Quality, page 57

4.	We note your disclosure on page 57 that the buildings securing the $340 million increase in the multi-family non-accrual loans were mostly located outside your primary lending niche. Similarly, we note your disclosure on page 51 of your March 31, 2010 10-Q regarding the $89 million increase in multifamily non-accrual loans during the first quarter. Given the significance of these non-accrual loans, please tell us and revise your future filings to disclose the following:

•	Discuss where these multi-family loans are located and how you monitor these loans in outside locations;

•	Discuss whether the increase in non-accrual loans relates to a few large credit relationships or several small credit relationships or both; and

•	If a few large credit relationships make up the majority of your multi-family non-accrual loans, discuss those relationships in detail, including:

•	General information about the borrower and location;

•	The amount of total credit exposure outstanding;

•	The amount of the allowance allocated to the credit relationship; and

•	Provide additional information supporting the allowance for loan loss for each credit.

United States Securities and Exchange Commission

June 14, 2010

The Company monitors non-accrual loans both within and outside its primary lending area in the same manner. The monitoring of these loans generally includes inspecting the collateral properties; re-appraising the collateral properties; discussions with principals and managing agents of the borrowing entities and/or retained legal counsel, as applicable; requesting financial operating and rent roll information; confirming hazard insurance is in place or force-placing such insurance; monitoring tax payment status and advancing funds as necessary; and installing a receiver when possible to collect rents, manage the operations, provide information, and maintain collateral properties.

The following table presents an analysis of the $340 million increase in non-accrual multi-family loans during the year ended December 31, 2009 based on location of the collateral properties:

(in thousands)	Amount
New York	$98,207
New Jersey	62,929
Connecticut	128,844
Pennsylvania	9,489
Washington, D.C.	58,186
Other states	52
Loans removed from non-accrual	(17,375)

Total net change	$340,332

The following table presents an analysis of the $89 million increase in non-accrual multi-family loans during the three months ended March 31, 2010 based on location of the collateral properties:

(in thousands)	Amount
New York	$67,674
New Jersey	6,848
Connecticut	(33)
Washington, D.C.	(1,840)
Pennsylvania	27,395
Loans removed from non-accrual	(11,204)

Total net change	$88,840

The increase in multi-family non-accrual loans of $340 million during fiscal period ended December 31, 2009 relates to both large and small loans. The increase in multi-family non-accrual loans of $89 million during the quarter ended March 31, 2010 related to a number of smaller loans. Please see our response to comment #19 for details of large credit relationships that make up a significant portion of our multi-family non-accrual loans.

In future filings, significant increases in non-accrual loans will be described and additional details, as noted above and in response #19, will be provided.

United States Securities and Exchange Commission

June 14, 2010

5.	In addition to the above, please provide us with a table that quantifies the number and amount of multi-family non-accrual loans by originating bank at December 31, 2009 and March 31, 2010.

The table below details the number and amount of non-performing multi-family loans by originating bank:

As of December 31, 2009	Non-Performing Multi-Family Loans
(dollars in thousands)	Number	Amount
New York Community Bank	142	$380,029
New York Commercial Bank	4	13,084

Total for New York Community Bancorp	146	$393,113

As of March 31, 2010	Non-Performing Multi-Family Loans
(dollars in thousands)	Number	Amount
New York Community Bank	159	$468,870
New York Commercial Bank	4	13,084

Total for New York Community Bancorp	163	$481,954

This information will be provided in future filings.

Covered Loans, page 60

6.	We note the disclosure on page 60 that you accounted for all the loans acquired in the AmTrust acquisition under ASC Topic 310-30. Please tell us how you determined all of these loans had evidence of deterioration of credit quality since origination for which it is probable that you will be unable to collect all remaining contractually required payments.

Our application of ASC Topic 310-30 to all loans acquired in the AmTrust acquisition was based on the guidance included in the letter dated December 18, 2009 from the AICPA Depository Institutions Expert Panel (“DIEP”) to the Office of the Chief Accountant of the Securities and Exchange Commission (“SEC”). In this letter, the AICPA DIEP confirmed the SEC Staff’s position with regard to loan receivables that are not within the scope of ASC 310-30, but:

a) are acquired in a business combination or asset purchase;

b) result in recognition of a discount attributable, at least in part, to credit quality; and

c) are not subsequently accounted for at fair value.

In these circumstances, the letter states that the SEC Staff would not object to the use of either the expected cash flows method as described in ASC 310-30 or the contractual cash flows method described in ASC 310-20. The loans acquired in the AmTrust acquisition were recorded at a discount attributable, at least in part, to credit quality; further, the acquired loans are not subsequently accounted for at fair value. As a result of the issuance of the letter, we elected to apply the provisions of ASC 310-30 to the December 2009 acquisition of AmTrust and to all future business combinations involving loans acquired at a discount that is due, at least in part, to credit quality.

United States Securities and Exchange Commission

June 14, 2010

Asset Quality Analysis, page 61

7.	We note in your tabular presentation that acquisition, development, and construction non-accrual loans have increased from $24.84 million as of December 31, 2008 to $79.23 million as of December 31, 2009. In addition, we note that the level of charge-offs for these loans increased in 2009 while the allowance for loan losses allocated to the loan category decreased at December 31, 2009 from December 31, 2008. Please tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience in the acquisition, development, and construction loan portfolio with the decrease in your allowance for loan losses for this loan category.

The allocated allowance for loan losses related to acquisition, development, and construction (“ADC”) loans has declined even though both non-performing ADC loans and charge-offs on ADC loans have increased because of the following:

•	The overall amount of ADC loans in the portfolio declined by $112 million, or 14.4%, during the year ended December 31, 2009.

•	Previous charge-offs have exceeded the amount of additional specific allowances required for ADC loans under ASC 310-10.

The ongoing impact on the allowance for loan losses associated with ADC loans will be more fully disclosed in future filings.

Item 8. Financial Statements and Supplementary Data

Note 2: Summary of Significant Accounting Policies, page 98

Goodwill

8.	Please tell us how you considered the definition of a reporting unit in ASC 280-10 and the guidance in ASC 350-20 in determining you have only one reporting unit for the purpose of your goodwill impairment test.

We have determined, in accordance with guidance provided in ASC 280-10 and ASC 350-20, that NYB has one reporting unit for the purposes of goodwill impairment testing. This determination is based on the following:

•	A reporting unit is an operating segment or one level below an operating segment or a component.

•

The Company believes it has only one operating segment because operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

•

The chief operating decision maker at NYB makes decisions, regularly evaluates performance, and allocates resources based on financial information presented on a consolidated basis for NYB as one segment or entity. In addition, all acquired assets and assumed liabilities were assigned to the existing reporting unit as all such assets and liabilities are managed by the chief operating decision maker in an identical manner.

United States Securities and Exchange Commission

June 14, 2010

•

The unit one level below an operating segment is referred to as a component. The relevant criteria set forth in ASC 350 for a component are (1) a business for which discrete financial information is available, (2) segment management regularly reviews the operating results (profit and loss statements) of that component, and (3) it has economic characteristics (similar products or services, production processes, classes of customers, etc.) that are different from the economic characteristics of the other components of the operating segment and thus cannot be aggregated with those other components. Based on management’s evaluation of these criteria, the Company has concluded that it has one reporting unit for purposes of goodwill impairment tests.

Segment Reporting

9.	We note as a result of your acquisition of AmTrust Bank that you now have a mortgage banking unit with operations and loans in Florida, Ohio, and Arizona as of December 31, 2009. In addition, we note from your disclosures on page 53 and throughout your filing that the majority of your loan portfolio and operations are located in New York metropolitan area. Please tell us how you considered the guidance in ASC 280-10 in determining it was unnecessary to separately present reportable segments for your different geographic locations including those acquired in the AmTrust acquisition.

Consistent with our response to comment #8, we considered the guidance in ASC 280-10 and determined it was unnecessary to present reportable segments for different geographic locations. These geographic locations are centrally managed together with legacy NYB locations and their operating results are not separately evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

10.	We note you issued an equity appreciation instrument to the FDIC as consideration for the AmTrust acquisition and you valued the instrument at $8.3 million. Further, we note the instrument was settled for $23.3 million in cash. Please provide us with the following additional information:

•	Describe how you considered the contractual terms of the instrument when determining its value on the issue date; and

•	Tell us how you accounted for the instrument upon settlement including where you recorded the difference in the settlement price and value recorded at issuance.

The contractual terms of the Equity Appreciation Unit (“EAU”), including the closing price of NYB common stock as of December 4th and the maturity date of the EAU of December 23rd, were used as inputs in a third party option pricing model as of the date of issuance. This model resulted in a value on the issuance date of $8.3 million using the contractual terms and other relevant inputs on that date.

We determined the EAU was an equity-classified instrument and therefore accounted for the difference between the value recorded at the issuance date and the settlement price as a reduction of additional paid-in capital in accordance with ASC 805-30-35.

United States Securities and Exchange Commission

June 14, 2010

Form 10-Q for the Quarter Ended March 31, 2010

Notes to the Unaudited Consolidated Financial Statements

Note 2. Business Combinations, page 5

11.	We note the disclosure on page 11 that you accounted for all the loans acquired in the Desert Hills acquisition under ASC Topic 310-30. Please tell us how you determined that all of these loans had evidence of deterioration of credit quality since origination for which it is probable that you will be unable to collect all remaining contractually required payments.

Please refer to our response to comment #6.

Note 4. Securities, page 13

12.	We note your disclosure on page 14 that the market value and amortized cost of your capital trust notes portfolio is $131.57 million and $176.29 million at March 31, 2010. Considering the impairment charges taken on this portfolio in 2009 and in the quarter ended March 31, 2010, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each pooled trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

•	single-issuer or pooled,

•	class,

•	book value,

•	fair value,

•	unrealized gain/loss,

•	lowest credit rating assigned to the security,

•	number of banks currently performing,

•	actual deferrals and defaults as a percentage of the original collateral,

•	expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and

•	excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

United States Securities and Exchange Commission

June 14, 2010

The following disclosure will be provided in future annual and interim filings.

Included in the $131.6 million market value of the Capital Trust Note portfolio held as of March 31, 2010, are three pooled trust preferred securities. The table below details the pooled trust preferred securities that have at least one credit rating below investment grade as of March 31, 2010:

	INCAPS FUNDING I	Alesco Preferred Funding VII Ltd.	Preferred Term Securities II
(dollars in thousands)	Class B- 2 Notes	Class C-1 Notes	Mezzanine Notes
Book value	$14,964	$1,033	$625
Fair value	21,980	1,033	952
Unrealized gain/(loss)	7,016	—	327
Lowest credit rating assigned to security	B	CC	CC
Number of banks currently performing	26	65	23
Actual deferrals and defaults as a percentage of original collateral	6%	26%	36%
Expected deferrals and defaults as a percentage of remaining performing collateral	25%	27%	7%
Expected recoveries as a percentage of remaining performing collateral	0%	0%	1%
Excess subordination as a percentage of remaining performing collateral	8%	0%	0%

As of March 31, 2010, after taking into account our best estimates of future deferrals, defaults, and recoveries, two of our pooled trust preferred securities had no excess subordination in the classes we own and one had excess subordination of 8%. Excess subordination is calculated after taking into account the deferrals, defaults, and recoveries noted in the table above, and shows whether there is sufficient additional collateral to cover the outstanding principal balance of the class we own, after taking into account these projected deferrals, defaults, and recoveries.

13.	We note available-for-sale equity securities have been in an unrealized loss position for 12 months or longer with unrealized losses of $17.44 million. In an effort to further enhance the disclosures surrounding your securities portfolio, please provide the following information in future filings:

•

Further segregated disclosures surrounding your marketable equity securities (e.g., by business sector, industry, company size, geographic concentration or other economic characteristics of the securities);

•	If there are a few individual securities that make up a significant portion of your gross unrealized losses enhance your disclosure to focus on these specific securities; and

•	What time frame you consider to be the “near term” for purposes of evaluating other-than-temporary impairment.

In addition, please provide us a draft of the disclosure using the March 31, 2010 financial information.

United States Securities and Exchange Commission

June 14, 2010

In future filings, further and more detailed information related to the marketable equity securities will be provided. A draft of this disclosure using March 31, 2010 financial information is as follows:

“As of March 31, 2010, the amortized cost of marketable equity securities included perpetual preferred stock of $31.4 million and common stock of $43.8 million. Perpetual preferred stock consisted of investments in two financial institutions: one of the largest banking and financial services organizations in the world and a Florida-based diversified financial services firm that provides a variety of banking, wealth management, and outsourced business processing services to high-net worth clients and premier financial institutions. Common stock primarily consisted of an investment in a large cap equity fund and certain other funds that are Community Reinvestment Act (“CRA”) eligible.

The 12 months or longer unrealized losses of $17.4 million relating to available-for-sale equity securities primarily consisted of two security positions. The first is a perpetual preferred stock of the Florida-based diversified financial services firm noted above, which was evaluated under our debt model described on page 119 of our Form 10-K; and the second was the large cap equity fund noted above. The respective twelve months or longer unrealized losses on the preferred stock and the large cap equity fund were $11.0 million and $5.4 million, respectively.”

We consider “near term” to generally mean within twelve months.

Note 5. Loans, net, page 21

14.	We note that your troubled debt restructurings (TDRs) have increased from $0 as of December 31, 2008 to $184.8 million and $225.2 million as of December 31, 2009 and March 31, 2010. Please tell us as of March 31, 2010 and revise your future filings to disclose the following:

•	your troubled debt restructurings, quantified by loan type and classified/quantified separately as accrual and non-accrual; and

•

quantification of types of concessions made (i.e. reduction in interest rates, payment extensions, forgiveness of principle, forbearance or other actions) in addition to a discussion of your success with the different types of concessions.

We will revise our future filings to present more detailed information about our Troubled Debt Restructurings (“TDRs”). The following presents the information as of March 31, 2010:

(in thousands)	Accrual	Non-Accrual
Multi-family	$—	$183,340
Commercial real estate	—	37,860
Commercial and industrial	—	3,618
One-to four-family	—	373

Total	$—	$225,191

In an effort to proactively deal with delinquent loans, the Company has selectively extended to certain borrowers concessions such as rate reductions, forbearance of arrears, extension of maturity dates, and conversion from amortizing to interest-only payments. As of March 31, 2010, concessions made with respect to rate reductions amounted to $133.5 million; maturity extensions amounted to $52.7 million; forbearance agreements amounted to $29.8 million; and loans converted from amortizing to interest-only payments amounted to $9.2 million.

United States Securities and Exchange Commission

June 14, 2010

Most of the Company’s TDRs involve rate reductions and/or forbearance of arrears, which have thus far proven the most successful in allowing selected borrowers to emerge from delinquency and keep their loans current.

The eligibility of a borrower for work-out concessions of any nature depends upon the facts and circumstances of each transaction, which may change from period to period, and involve judgment by Company personnel regarding the likelihood that the concession will result in the maximum recovery for the Company.

15.	Similar to the disclosures provided on page 123 of your Form 10-K, please revise your future filings beginning with your next Form 10-Q to disclose your total investment in impaired loans and the amount of that recorded investment for which there is a/is no related allowance. Provide us with these disclosures as of March 31, 2010. Refer to ASC 310-10-50-15.

We will revise our future filings to present the information requested. The following presents the information as of March 31, 2010:

“At March 31, 2010, the Company had $779.4 million of non-covered impaired loans. At March 31, 2010, there was an allowance for loan losses of $21.7 million relating to non-covered impaired loans.

The average balance of impaired loans for the three months ended March 31, 2010, was $705.7 million, and the interest income recorded on these loans, which was not materially different from cash-basis interest income, amounted to $1.5 million for the same period.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 51

16.	We note your disclosure on page 54 that you consider loan-to-value ratios as one of the key determinants in determining the future performance of loans. We further note your disclosure of the average loan-to-value ratio at origination for your multi-family and commercial real estate loans. If the value of properties collateralizing these loans has declined it would be beneficial to investors if your disclosure included current average loan-to-value ratios compared to original average loan-to-value ratios. Please tell us if you analyze this information, at what frequency, and disclose such information in your future filings to the extent available.

We do not analyze current loan-to-value (“CLTV”) ratios on a portfolio basis. Currently, the Company’s loan servicing systems are configured to take loan-to-value (“LTV”) into account on each respective loan as of the loan origination date. We believe undertaking a large-scale re-appraisal of the entire loan portfolio and re-populating new appraisal amounts in the loan servicing system would require extraordinary expense and result in other problems significantly outweighing any meaningful benefits. Management believes disclosing LTV at origination provides the reader with insight into the quality of the Company’s loan portfolios as well as the Company’s strict underwriting standards.

United States Securities and Exchange Commission

June 14, 2010

17.	Please revise your allowance for loan losses roll forward in future filings to clearly show the effect the loss sharing agreements have on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

In future filings we will clearly show the effect the loss sharing agreements have had on our provision for loan losses by including the gross impact to the provision separately from the additional benefit provided by the reimbursement from the FDIC.

18.	We note your disclosure on page 55 that covered loans and other real estate owned are not reflected in any of the amounts or asset quality measures including ratios provided in your asset quality tabular disclosure. We believe a best practice would be to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. As such, please revise future filings to present this information gross with accompanying additional disclosures relating to the covered assets. For example, present as a separate line in the 30-89 days past due table the loan category “One- to four-family covered loans” and include separate line items that include the covered assets in your ratio calculations.

In future filings, covered loans and the related ratios will be clearly identified in the Asset Quality tabular disclosure.

19.	We note that your non-performing loans increased from $113.70 million at December 31, 2008 to $578.07 million and $734.69 million at December 31, 2009 and March 31, 2010. Given the continued decline in the asset quality of your loan portfolio, please provide in future filings a detail discussion of your five largest non-performing loans, which includes the following:

•	the type of loan (one-to-four family, multi-family, commercial real estate, construction, etc.);

•	when the loan was originated;

•	the allowance for loan losses associated with the loan, as applicable;

•	when the loan became non-accrual;

•	the underlying collateral supporting the loan;

•	the last appraisal obtained for the loan, as applicable; and

•	any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

In addition, please provide us a draft of the disclosure using the March 31, 2010 financial information.

United States Securities and Exchange Commission

June 14, 2010

In future filings we will include a detailed discussion of our five largest non-performing loans. Below is a form of draft disclosure as of March 31, 2010:

	Loan #1	Loan #2	Loan #3	Loan #4	Loan #5

Type of loan	Multi-family	Multi-family	Construction	Multi-family	Multi-family

Origination date	12/21/07	6/29/2005	10/14/2005	4/28/2006	4/17/2008

Associated allowance for loan losses	None	None	None	None	None

Non-accrual date	08/2009	02/2009	06/2009	07/2009	12/2009

Underlying collateral	A multi-family complex containing residential, commercial, mixed use, and condo units in Connecticut.	A multi-family complex containing residential and commercial units in Washington, D.C.	A development site in New York City.	A multi-family complex containing residential units in Connecticut.	A multi-family complex containing residential units in New York City.

Last appraisal	12/2009	04/2009	12/2009	12/2009	03/2008

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K Report and Form 10-Q Report. We also acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our Form 10-K and Form 10-Q Reports, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer

cc:	Joseph R. Ficalora

R. Patrick Quinn, Esq.